SUPERIOR INDUSTRIES INTERNATIONAL, INC.
7800 WOODLEY AVENUE • VAN NUYS, CA 91406-1788 (818) 781-4973 • FAX: (818) 902-2506 (LEGAL)

July 15, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Superior Industries International, Inc.
Additional Definitive Soliciting Materials
Filed on Schedule 14A
Filed July 8, 2014
File No. 001-00615

Dear Ms. Duru:

Superior Industries International, Inc., a California corporation (the “Company”), is hereby providing responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 12, 2014 (the “Comment Letter”) concerning the Company’s letter to shareholders filed with the Commission on July 8, 2014 as Additional Definitive Soliciting Materials (the “Shareholder Letter”). For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

STAFF COMMENT:

1. We remind you of comment 2 of our letter dated June 17, 2014. Please characterize as your opinion and/or provide us with support for the statements you make with respect to the following non-exclusive list of assertions:

•	GAMCO is proceeding with or “forc[ing] upon” the company a “needless” proxy contest;
•	GAMCO has not “provid[ed] any credible arguments as to why its candidates are more qualified…”; and,
•	assertions regarding the percentage of the dividend yield relative to other peers;

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Mellissa Campbell Duru
July 14, 2014

COMPANY RESPONSE:

The Company generally notes the Staff’s comment and has attached as exhibits to this letter excerpts from documents (with the specific supporting statements in bold and underlined) to the extent they are used as the basis of support.

First Bullet Point

The Company will characterize as its opinion (or the equivalent) in future filings the fact that GAMCO is proceeding with or “forcing upon” the Company a “needless” proxy contest.

The Company respectfully submits, however, that the phrases noted in the first bullet are fair and reasonable under the circumstances and are adequately supported. The phrase cannot reasonably be construed as technical legal terminology, but rather as common usage in the corporate setting. In common usage, mounting a proxy contest requires the target company to respond (unless it agrees with the insurgent, in which case there would probably not be a contest). Given that GAMCO’s proxy fight against the Company is something they elected to launch (as opposed to being required to launch it), it is reasonable to characterize the Company being required to respond (lest it lose) as being “forced” to respond.

Further, that the proxy contest is “needless” is also not a technical legal statement but rather a reasonably supported statement of the Company’s position. The Company respectfully submits that the following facts taken together amply support this statement: (a) GAMCO has not identified any particular failings or missed opportunities by the Company or its Board, (b) GAMCO admits it has no plans for the Company, (c) the Company even tried to settle in a reasonable manner (GAMCO rejected the Company’s settlement offer to appoint a GAMCO director nominee and jointly agree on a second director) and (d) even while GAMCO cannot point to anything specific that needs to be changed, the Company has, in fact, made significant changes, further supporting the Company’s position that there is no need for a proxy contest, including that Superior has (i) engaged a new CEO, (ii) continues to change the composition of the board, (iii) has made investments aimed at low-cost production, and (iv) compares very favorably to an identified peer group of auto parts manufacturers in total return of capital.

Second Bullet Point

With regards to the second bullet point, the Company respectfully submits that GAMCO has not, in fact, provided “…any credible arguments as to why its candidates are more qualified…”. GAMCO has not ever said in any statement filed in connection with this proxy contest its candidates are more qualified than the Company’s candidates. That fact alone suffices to demonstrate that GAMCO has not provided any credible arguments that its candidates are more qualified. In its preliminary proxy statement filed on July 8, 2014, GAMCO only says that its candidates are “highly qualified” (see Exhibit 1A) and have a “strong, relevant background” (see Exhibit 1B), and the Board could be “improved” by the GAMCO candidates (see Exhibit 1B), but does not even claim they are more qualified than the Company’s candidates. Similarly, George Maldonado, GAMCO’s director of

Mellissa Campbell Duru
July 14, 2014

proxy voting services, said in an article published on July 9, 2014 and filed on July 10, 2014 on Schedule 14A under Rule 14a-12 that “GAMCO believes having shareholder representatives on the board with knowledge of the financial markets...” (see Exhibit 1C), yet again does not claim that GAMCO’s nominees are more qualified or that Superior’s candidates lack this knowledge. The closest GAMCO comes to providing any argument, much less a credible one, that its candidates are more qualified than Superior’s candidates, is its unsupported and insulting comments that the GAMCO nominees will serve as “training wheels” to Superior’s board (see Exhibit 1C). Superior’s Board of Directors has over 200 years of combined business experience and are not in need of “training wheels” (suggesting that Superior’s Board are novices—a blatantly untrue statement and one especially inappropriate given that one of GAMCO’s nominees is 29 years old), but in any event no support is given for this statement, making it, as with the other GAMCO statements, non-credible. Accordingly, the Company’s statement is amply supported because GAMCO makes no arguments for the superiority of its candidates, or even construing matters most favorably to GAMCO, it makes a totally non-credible argument.

Third Bullet Point

Statements regarding the Company’s comparisons to its peers are addressed below in response to Comment 3.

STAFF COMMENT:

2. In future filings, please add context to your statement that shareholders “rebuffed” and “rejected” GAMCO’s candidate by specifying the total number of votes cast for each of the respective candidates at the 2013 meeting. Also, when referencing the voting outcomes, please disclose that the election of directors was determined by a plurality of votes, as distinguished from a majority of votes entitled to be cast.

COMPANY RESPONSE:

The Company notes the Staff’s comment and in future filings when the Company refers to the loss of GAMCO’s director candidate at last year’s annual meeting, it will provide by footnote, appendix or other reference the total number of votes cast for each respective candidate at the 2013 annual meeting of shareholders as well as disclosing that the election of directors was determined by a plurality of votes.

STAFF COMMENT:

3. Your disclosure compares Superior to other participants in its industry. Absent a discussion identifying the peer group to which the company is comparing itself, it does not appear that there is sufficient basis for any meaningful comparison. In future filings, revise to identify any peer group participants and confirm whether the comparisons being made across categories are referencing the same peer group. If not, revise to identify the components of any alternate peer group and the reasons why the comparison is appropriate.

Mellissa Campbell Duru
July 14, 2014

COMPANY RESPONSE:

The Company notes the Staff’s comment and in future filings it will identify the peer group participants by footnote, appendix or other reference. Please note that peer group information was previously included under Proposal No. 4 in the Company’s preliminary proxy statement (amendment no. 1) filed with the Commission on June 23, 2014, but the entire proposal was subsequently removed as GAMCO withdrew its shareholder proposal.

STAFF COMMENT:

4. In disclosure regarding new capital investments, one of which is still under construction, please clarify that there can be no guarantee that the expected results or anticipated benefits will be realized.

COMPANY RESPONSE:

In reviewing the Staff’s comment, the Company notes that the Shareholder Letter includes in the section entitled “Forward-Looking Statements” disclosure that forward-looking statements include, without limitation, “…the anticipated completion of and the cost of building and operating a new manufacturing facility in Mexico…” and that the forward looking statements included in the Shareholder Letter “…are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed or implied by such forward-looking statements.” Accordingly, the Staff’s comment is already addressed.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at (818) 781-4973.

Sincerely,

/s/ Paula Winner Barnett

Paula Winner Barnett

Mellissa Campbell Duru
July 14, 2014

EXHIBIT 1A

Excerpt from page 6 from Preliminary Proxy Statement of

GAMCO Asset Management Inc. filed on July 8, 2014

OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO ENHANCE VALUE FOR SHAREHOLDERS

On behalf of our clients, GAMCO is one of the largest shareholders of Superior Industries. We have heightened concerns that the Board lacks the objectivity and commitment necessary to act in the best interests of shareholders.  We have identified three highly qualified, independent directors who we believe will bring a fresh perspective and commitment to shareholder value into the boardroom and would be extremely helpful in evaluating and executing on initiatives to enhance value at the Company.  Our  Nominees do not have any specific plans for the Company and, if elected, will review objectively all opportunities to enhance value for shareholders.

Mellissa Campbell Duru
July 14, 2014

EXHIBIT 1B

Excerpt from page 1 from Preliminary Proxy Statement of

GAMCO Asset Management Inc. filed on July 8, 2014

GAMCO Asset Management Inc., Mario J. Gabelli and certain of their affiliates (collectively, “GAMCO” or “we”) are significant shareholders of Superior Industries International, Inc., a California corporation (“Superior Industries” or the “Company”), owning in the aggregate approximately 13.24% of the outstanding shares of common stock, no par value per share (the “Common Stock”), of the Company.  We are seeking to add three representatives on the Board of Directors of the Company (the “Board”) because we believe that the Board could be improved by the addition of directors who have strong, relevant background and who are committed to fully exploring all opportunities to enhance shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at the Airtel Plaza Hotel located at 7277 Valjean Avenue, Van Nuys, California 91406 on Friday, August 15, 2014 at 10:00 a.m. Pacific Time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To elect GAMCO’s three (3) director nominees, Philip T. Blazek, Ryan J. Morris and Walter M. Schenker (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2015 annual meeting of shareholders and until their respective successors are duly elected and qualified;
2.	To approve, in a non-binding advisory vote, executive compensation (commonly known as “Say-on-Pay”);
3.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 28, 2014; and
4.	To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

As of the date hereof, GAMCO and its affiliates collectively own 3,562,828 shares of Common Stock, constituting approximately 13.24% of the outstanding shares of Common Stock.  We intend to vote such shares of Common Stock FOR the election of the Nominees, ABSTAIN on the approval of the Say-on-Pay Proposal, and FOR the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm, as described herein.

The Company has set the close of business on June 26, 2014 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 7800 Woodley Avenue, Van Nuys, California 91406.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 26,912,102 shares of Common Stock outstanding.

Mellissa Campbell Duru
July 14, 2014

EXHIBIT 1C

Excerpt from Schedule 14A filed under 14a-12 of

GAMCO Asset Management Inc. filed on July 10, 2014

GAMCO Asset Management Inc., together with the other participants named herein (collectively, “GAMCO”), has made a preliminary filing with the Securities and Exchange Commission of a proxy statement and an accompanying BLUE proxy card to be used to solicit votes for the election of GAMCO’s slate of three highly-qualified director nominees to the Board of Directors of Superior Industries International, Inc., a California corporation (the “Company”), at the Company’s upcoming 2014 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

On July 9, 2014, The Automotive News published the following article:

Superior Investor Touts Board Slate in Proxy Fight

Vince Bond Jr.

GAMCO Asset Management Inc., the largest institutional shareholder of aluminum wheel supplier Superior Industries International Inc., today unveiled its slate of board nominees it wants shareholders to elect at Superior’s annual meeting next month.

GAMCO, which has an 8.5 percent equity stake in Superior, said in a statement that it has “heightened concerns” that Superior’s current seven-member board “lacks the objectivity and commitment necessary to act in the best interests of shareholders.” GAMCO said its nominees will bring a fresh perspective to the boardroom with their financial expertise.

Donald Stebbins, the former Visteon CEO, took over as Superior’s CEO on May 5 after the company spent several months searching for a new top executive.

“GAMCO believes having shareholder representatives on the board with knowledge of the financial markets can serve as training wheels to help keep the management and board focused as the company moves forward with its new management team,” George Maldonado, GAMCO’s director of proxy voting services, said in an interview.

The nominees are:

• Walter Schenker, 67, founder of MAZ Capital Advisors, which manages a corporate hedge fund. Schenker followed the auto parts industry as an analyst for several brokerage firms, including Lehman Brothers and Bear Stearns, during the 1970s and 1980s.

Mellissa Campbell Duru
July 14, 2014

• Philip Blazek, 46, president of Special Diversified Opportunities Inc., a former biotechnology company that sold its life science business assets in 2013. From 2008 to 2012, Blazek was CEO of Blazek Crow Holdings Capital.

• Ryan Morris, 29, managing member of Meson Capital Partners, a San Francisco investment partnership he founded in 2009. Morris is on the boards of several companies, including AC/DC motor controller supplier Sevcon Inc.

GAMCO, in its statement, noted Superior’s total return for shareholders, as of last month, was minus 14 percent over the last 10 years while the S&P 500 rose 72 percent.

GAMCO added, “Our nominees do not have any specific plans for the company and, if elected, will review objectively all opportunities to enhance value for shareholders.”

Superior, of Van Nuys, Calif., said in a statement Tuesday that the proxy fight is “needless, costly and distracting.” The meeting is set for Aug. 15.

Superior said GAMCO’s nominees are investment management professionals without executive-level manufacturing or automotive industry experience. GAMCO’s picks include a renomination of one of its choices, Schenker, who was rejected by Superior’s board last year. GAMCO is also known on Wall Street as the Gabelli Funds.

Superior ranks No. 69 on the Automotive News list of the top 100 suppliers in North America with $790 million in parts sales to automakers in 2013. The company's shares fell 3 cents today to close $20.48.

Source: The Automotive News.  The Automotive News is not a party to and has not endorsed our proxy solicitation and has not consented to the use of this article in our proxy solicitation.